November 15, 2016

VIA EDGAR

Re: KKR & Co. L.P.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 4, 2016
File No. 001-34820

Mr. Hugh West
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4631
Washington, D.C. 20549-4631

Dear Mr. West:

On behalf of KKR & Co. L.P. (the “Company” or “KKR”), we are submitting the following supplemental response to our letter, dated September 26, 2016, with respect to the first comment in the letter from the Staff of the Securities and Exchange Commission’s, dated September 14, 2016.  To assist your review, we have reproduced the text of the Staff’s first comment in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 166

Note 13 - Segment Reporting, page 219

Inclusion of a Fourth Segment, page 220

1.
We note your inclusion of a new fourth segment called Principal Activities, which includes all income (loss) on investments previously reported in the Private Markets, Public Markets or Capital Markets segments. We also note from your disclosure on page 231 that you allocated goodwill entirely to the Public Markets segment. Given the change to your segment reporting structure, please tell us how you considered ASC 350-20-35-45 in determining whether a reallocation of goodwill using a relative fair value approach was required.

We acknowledge that based on the guidance in ASC 350-20-35-45, goodwill should be reassigned to businesses in reporting units based on their relative fair values and goodwill should follow the businesses into new reporting units if reorganized. Based on the Company’s relative fair value calculation, approximately 33%, or approximately $30 million, of goodwill was allocable to our new fourth segment, Principal Activities, pursuant to ASC 350-20-35-45. The Company, however, also considered the guidance within Staff Accounting Bulletin 99 – Materiality and concluded that the $30 million amount allocable pursuant to ASC 350-20-35-45 to Principal Activities was immaterial based on both quantitative and qualitative factors.

Notwithstanding this conclusion of immateriality, beginning with our Form 10-K for the year ended December 31, 2016 we will allocate goodwill to the Principal Activities segment based on the fair value of the operations transferred to this segment.  Specifically, the goodwill footnote disclosure therein will be substantially similar to the following:

As of December 31, 2016 and 2015, the carrying value of goodwill was $XX.X million. Goodwill is recorded in Other Assets in the consolidated statements of financial condition. The carrying values of goodwill allocated to the Public Markets and Principal Activities segments were $XX.X million and $XX.X million, respectively.

We also respectfully advise the Staff that as of September 30, 2016, no goodwill impairment triggering event has occurred.

As stated on the SEC’s website, the Staff provides comments to a company “when it notes instances where it believes a company can enhance its disclosure or improve its compliance with the applicable disclosure requirements”. The Company acknowledges that the Staff’s comments above have been provided to the Company in an effort to enhance its disclosures to investors, and the Company’s responses similarly have been provided to the Staff with those goals in mind. To the extent that in response to a comment from the Staff the Company has agreed to provide additional or revised disclosure in a future filing, such agreement is not and should not be considered an admission by the Company as to the inadequacy or inaccuracy of any prior filing, any deficiency in internal controls or disclosure controls, or any violation of federal securities laws, material or otherwise.

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 230-9740 or, in my absence, either Scott Karnas at (212) 230-9723 or Christopher Lee at (212) 230-9786, with any questions or further comments.

Sincerely,

/s/ William J. Janetschek
William J. Janetschek
Chief Financial Officer